EXHIBIT G


                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

     SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     October __, 2001

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by November __, 2001 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After November __, 2001, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

     NATIONAL FUEL GAS COMPANY, ET AL. (70-[____])
     ---------------------------------------------

     National Fuel Gas Company ("National"), a registered holding company, whose principal business address is at 10 Lafayette Square, Buffalo, New York 14203, has filed an application/declaration in this proceeding pursuant to Sections 32 and 33 of the Act and Rule 53 thereunder. Through its subsidiaries, National engages in a diversified energy business that includes retail gas distribution, gas transportation and storage and gas and oil exploration and production. National's wholly-owned gas utility subsidiary, National Fuel Gas Distribution Company ("Distribution") sells or transports natural gas to approximately 735,000 customers through a local distribution system located in western New York and northwestern Pennsylvania. For the fiscal year ended September 30, 2000, National reported consolidated revenues of $1.4 billion and net income of $127.2 million.


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     By order dated March 20, 1998,1  as modified by order dated April 21,
2000 2 (as modified, the "1998 Order"), National and its subsidiaries are authorized to engage in a program of external financing, intrasystem financing and other related transactions for the period through December 31, 2002. Among other approvals granted, the Commission authorized National to (i) issue and sell from time to time additional long-term debt and equity securities outstanding at any one time not to exceed $2 billion, (ii) issue and sell from time to time up to $750 million principal amount of short-term debt in the form of commercial paper and borrowings under credit facilities having maturities of up to 270 days, and (iii) guarantee securities of its subsidiaries and provide other forms of credit support with respect to obligations of its subsidiaries as may be necessary or appropriate to enable such subsidiaries to carry on in the ordinary course of business in an aggregate amount not to exceed $2 billion outstanding at any one time. Under the terms of the 1998 Order, National is authorized to use the proceeds of authorized financing to invest in and enter into guarantees with respect to the obligations of "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), provided that its "aggregate investment" (as defined under Rule 53) in EWGs and FUCOs does not exceed 50% of its "consolidated retained earnings" (also as defined in Rule 53), except for short-term borrowings by National to provide funds to the National System Money Pool, which may not be used to finance the acquisition of any interest in a FUCO or EWG. As of August 31, 2001, National's "aggregate investment" in EWGs and FUCOs was approximately $130,074,000, or 22.3% of National's average "consolidated retained earnings" for the four quarters ended June 30, 2001 ($583,737,000).

     National is now requesting, pursuant to Rule 53(c), authority to utilize the proceeds of financing and guarantees, as authorized under the 1998 Order or in any subsequent proceeding, to increase its "aggregate investment" in EWGs and FUCOs (hereafter referred to collectively as "Exempt Projects") to $750,000,000 (the "EWG/FUCO Investment Limit"), which is equal to approximately 128% of National's average "consolidated retained earnings" for the four quarters ended June 30, 2001.

     National states that its current portfolio of Exempt Projects includes an 84.76% interest in United Energy, a.s., which owns and operates generating facilities located in the northern Bohemian region of the Czech Republic that have a capacity of 236 megawatts electric (MWe) and 1,253 megawatts thermal
(MWt); a 70% interest in Teplarna Liberec a.s., which owns and operates a 12 MWe back pressure steam turbine generator located in Liberec, Czech Republic; 100% of Teplarna Kromeriz, a.s., which owns and operates a district heating system in the town of Kromeriz in the Czech Republic; a 50% membership interest in Seneca


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1  National Fuel Gas Company, et al., Holding Co. Act Release No. 26847.
   --------------------------------

2  National Fuel Gas Company, et al., Holding Co. Act Release No. 27170.
   --------------------------------


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Energy II, LLC, an EWG that generates approximately 11 MW of electricity from methane gas obtained from a landfill located in Waterloo, New York; a 50% membership interest in Model City Energy, LLC, an EWG that generates approximately 5.5 MW of electricity from methane gas obtained from a landfill located in Model City, New York; and a 50% membership interest in Energy Systems North East, LLC, an EWG, which owns and operates an approximately 80 MW gas-fired generating facility in North East, Pennsylvania.

     In its application/declaration, National describes the review process used to evaluate the risks associated with each Exempt Project in which it invests and various risk mitigation measures that it uses to address project-related risks, such as construction risk, commercial risk, financial risk and foreign country risk, among others. National states that its request to utilize proceeds of financing and guarantees to fund additional investments in Exempt Projects, up to $750 million, will not have a substantial adverse impact upon the financial integrity of the National holding company system and will not have an adverse impact on Distribution, or its retail gas customers, or on the ability of the New York and Pennsylvania public service commissions to protect such subsidiary or customers. In support of such assertions, National has provided various financial statistics that show that National is in good financial condition, and compares National to other "peer group" integrated gas companies based on select financial criteria. National states that Distribution and its customers are and will continue to be fully insulated from any adverse impacts associated with National's investments in Exempt Projects. Further, National asserts that Distribution will be able to finance ongoing construction from internally generated funds without the need for any increase in the amounts of capital provided by National for at least the next five years.

     National states that it is currently in compliance with all of the conditions set forth in Rule 53(a) and that none of the circumstances described in Rule 53(b) has occurred or is continuing.


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